FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, October 29, 2009
Ger. Gen. 199/2009

Mr. Guillermo Larraín R.
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bdo. O’Higgins 1449
Santiago

Ref.: Essential Fact

Dear Sir,

In accordance to Articles 9 and 10.2 of Law 18,045, as well as the norm established in General Rule 30 of the Superintendency, and exercising the powers conferred upon me, I inform the following “Essential Fact”.

The Board of Directors of Enersis S.A., in a meeting held on October 28, 2009, unanimously agreed to distribute on December 17, 2009 a provisional dividend of Ch$2.45677 per share. This Dividend accounts for 15% of net earnings for the period ended on September 30, 2009, against the net income for year 2009, in accordance with current dividend policy.

In addition, as provided for in Resolution 660/86 issued by the Superintendency I hereby attach the Form 1, including the information regarding this interim dividend agreed by de Board of Directors of Enersis S.A. in a meeting held on October 28,2009.

Sincerely yours,

Domingo Valdés P.	Ramiro Alfonsín B.
General Councel and	Regional Chief Planning and
Secretary of the Board of Directors	Control Officer

c.c.:	Bolsa Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Banco Santander Santiago-Bond Holders Representative
Depósito Central de Valores
File

SUPERINTENDENCY
SECURITIES AND INSURANCE
CHILE

INTERNAL USE: S.V.S. OFFICE

FORM N°1
DIVIDENDS DISTRIBUTION

0.01 Original Information: YES	0.02 Date: 29 /10 / 09 (DD MM AA)

1. COMPANY IDENTIFICATION

1.01 Tax N°: 94.271.000-3	1.02 Date: 29 / 10 / 09 (DD MM AA)
1.03 Company: ENERSIS S.A.
1.04 Securities Registry N°: 0175	1.05 Affected series: Unic .
1.06 Ticker local Exchange: ENERSIS	1.07 Individualization movement: 80

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Date of agreement: 28/ 10 / 09 (DD MM AA)
2.02 Agreement Settlement: 3 . (1: General Shareholders Meeting / 2: Extraordinary Shareholders Meeting / 3: Board Meeting)
2.03 Amount of the dividend: 80,216,406,236.21	2.04 Type of currency: $ -- .

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares: 32,651,166,465	3.02 Closing Date: 11 / 12 / 09 (DD MM AA)

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend: 1 (1: Provisional / 2: Definitive minimum by law / 3 Definitive additional or eventual)
4.02 Year Ended: 31 / 12 / 09 (DD MM AA)
4.03 Type of payment: 1 (1: In cash / 2: Optional in cash or shares of the issuance / 3: Optional in cash or shares of others companies / 4: Other)

(CONTINUE)

5. PAYMENT OF THE DIVIDEND IN CASH (In cash or optional in cash or shares)

5.01 Payment in cash: 2.45677 /acc.	5.02 Type of currency: $ --.
5.03 Payment Date: 17 / 12 / 09 (DD MM AA)

6. DISTRIBUTION OF THE DIVIDEND OPTIONAL IN SHARES

6.01 Started Date: / / (DD MM AA)
6.02 Expiration Option Date: / / (DD MM AA)
6.03 Date of the distribution of shares : / / (DD MM AA)
6.04 Series to choose: (Only is the option is in shares of the issuance)
6.05 Shares post movement: (Only is the option is in shares of the issuance)
6.06 Tax N° of the Issuer: (Only is the option is in shares in which the company is holder)
6.07 Ticker local Exchange: .
6.08 Factor of shares: shares to be received by one share with rights
6.09 Share price: /acc. 6.10 Type of currency: $ .

7. OBSERVATIONS

Tax Effects: The tax credit that could have this dividend will be announced promptly to shareholders

Dividend: This dividend will be charged to liquid net income of the year ended December 2009.

Hour, Place and Payment procedures: This dividend will be paid in any branch of Banco de Crédito e Inversiones, BCI, within the country from Monday to Friday, between 9:00 to 14:00.

Newspaper and Publication Date: The publication of the dividend announcement, will be made in El Mercurio of Santiago newspaper, on December 4, 2009.

Type of Entity: Publicly Held Limited

Declaration: "The information contained in this form is exact and correct, therefore, I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE :                                         .

NAME OF THE LEGAL REPRESENTATIVE : Domingo Valdés P./Ramiro Alfonsín B.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: October 29, 2009